FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Acquisition of a 50% stake in Prosegur’s alarm business	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION
In connection with the Relevant Fact of September 18, 2019, regarding the agreement between Telefónica and Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur’s alarm business in Spain, Telefónica informs that, on this date, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. has acquired 50% of the shares in Prosegur Alarmas España, S.L. for an amount of EUR 305,614,004, which is subject to the standard adjustments in this type of transactions on debt, working capital and existing customers.

Furthermore, Telefónica informs that the price has been paid with 49,545,262 shares in Telefónica. With the purpose of setting protective mechanisms common in this type of transactions, Prosegur has committed to, among others, comply with certain restriction over the transferability of the referred shares in Telefónica. In this regard, and in accordance with the provisions included under article 531 of the Spanish Companies Law, clauses 2 and 3.1 of the agreement entered into between Telefónica and Prosegur are attached to this announcement of other relevant information.

Madrid, February 28, 2020

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid